ABSOLUTE POTENTIAL, INC.


Via EDGAR

Ryan Rohn
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

             Re:    Absolute Potential, Inc. (the "Registrant")
                    Form 8-K Item 4.01
                    Filed October 5, 2007
                    File # 000-21279

Dear Mr. Rohn:

         On behalf of Absolute Potential, Inc., a Delaware corporation (the "Company"), and in connection with your review of the above-referenced filing, we are writing in response to the Staff's comments on our Form 8-K filed on October 5, 2007.

          You have requested that we comply with your comments by amending our filing. To facilitate your review we have described our revised disclosure, where applicable, in our response to your comments. For convenience, we have reprinted the Staff's comments below in CAPITALS, with the corresponding response set forth immediately below the applicable comment.

I.       SEC COMMENT #1

         WE NOTE YOUR DISCLOSURE THAT YOU TERMINATED THE FIRM OF PENDER NEWKIRK & COMPANY LLP AS YOUR ACCOUNTANTS. AMEND YOUR FILING TO STATE WHETHER THE FORMER ACCOUNTANTS RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WERE DISMISSED. REFER TO ITEM 304(a)(1)(i) OF REGULATION S-B.

         The Registrant has amended the first paragraph under Item 4.01(a) of our Form 8-K to substitute the word "dismissed" for "terminated," to clarify that Pender Newkirk & Company LLP was dismissed by the Registrant.

II.      SEC COMMENT #2

         WE NOTE THAT YOU HAVE ONLY REFERRED TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED SEPTEMBER 30, 2005 IN YOUR DISCLOSURE. ITEM 304(a)(1)(ii) OF REGULATION S-B REQUIRES A STATEMENT WHETHER THE ACCOUNTANT'S REPORT ON THE FINANCIAL STATEMENTS FOR EITHER OF THE PAST TWO YEARS CONTAINED AN ADVERSE OPINION OR A DISCLAIMER OF OPINION OR WAS QUALIFIED OR MODIFIED AS TO UNCERTAINTY, AUDIT SCOPE OR ACCOUNTING PRINCIPLES; AND A DESCRIPTION OF THE NATURE OF EACH SUCH ADVERSE OPINION, DISCLAIMER OF OPINION, MODIFICATION OR QUALIFICATION. PLEASE REVISE YOUR FILING ACCORDINGLY.

         The Registrant has amended the second paragraph under Item 4.01(a) of our Form 8-K to add a reference to the last two years of financial statements audited by Pender Newkirk & Company LLP--fiscal years ended September 30, 2004 and 2005--both of which contained substantially similar going concern language.

III. SEC COMMENT #3

         TO THE EXTENT THAT YOU MAKE CHANGES TO THE FORM 8-K TO COMPLY WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANTS STATING WHETHER THE ACCOUNTANTS AGREE WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K.

         An updated Exhibit 16 letter from Pender Newkirk & Company LLP has been attached to our amended Form 8-K/A.

         The Company hereby acknowledges that:

                  (i) we are responsible for the adequacy and accuracy of the disclosure in our filings;

                  (ii) staff comments or changes to disclosure in response to staff comments in our filing reviewed by the staff do not foreclose the Commission from taking any action with respect to our filing; and

                  (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                          ABSOLUTE POTENTIAL, INC.
Dated: October 11, 2007                   By:  /s/  THOMAS F. DUSZYNSKI
                                             --------------------------------
                                                    THOMAS F. DUSZYNSKI
                                                    Chief Financial Officer
                                                    (Principal Financial Officer
                                                    and Principal Accounting
                                                    Officer)